Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement on Form S-3 of our report dated March 29, 2019 (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company's change in method of accounting for revenue from contracts with customers due to adoption of a new accounting standard, and an explanatory paragraph related to substantial doubt about the Company’s ability to continue as a going concern), relating to the consolidated financial statements of NovaBay Pharmaceuticals, Inc., which appears in its Annual Report (Form 10-K) for the year ended December 31, 2018.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ OUM & CO. LLP

San Francisco, California

September 4, 2019